UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Emergent BioSolutions Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

29089Q 10 5

(CUSIP Number)

November 14, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d - 1(b)
     ☐ Rule 13d - 1(c)
     ☒ Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29089Q 10 5		13G	Page 2 of 5 pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Intervac, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,314,819*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,314,819*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.1%**
12	TYPE OF REPORTING PERSON* OO

* Pursuant to a voting agreement dated June 30, 2004 between Emergent BioSolutions Inc. (the “Issuer”) and Intervac, L.L.C. (“Intervac”), BioPharm, L.L.C., Michigan Biologic Products, Inc., Biovac, L.L.C., Biologika, L.L.C., Intervac Management, L.L.C. and ARPI, L.L.C. (each a “Stockholder”), each Stockholder appointed Fuad El-Hibri, the General Manager of Intervac to vote all of the shares of the Issuer in the manner set forth in the voting agreement. Therefore, Intervac has no voting power over the shares of the Issuer that it owns or that any of the Stockholders own. As of the date of this filing,

Intervac beneficially owns 8,314,819 shares of the Issuer over which it has shared dispositive power with Mr. El-Hibri, its General Manager.

** Based on 27,596,249 shares of Emergent BioSolutions Inc. issued and outstanding as of December 31, 2006.

Item 1(a)	Name of Issuer:

Emergent BioSolutions Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

2273 Research Blvd.
Suite 400
Gaithersburg, Maryland 20850

Item 2(a)	Name of Person Filing:

Intervac, L.L.C.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

c/o East-West Resources Corporation
1684 East Gude Drive
Suite 301
Rockville, MD 20850

Item 2(c)	Citizenship/Place of Organization:

Maryland, United States

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e)	CUSIP Number:

29089Q 10 5

Item 3	Not applicable.

Item 4	Ownership.

(a)	Amount Beneficially Owned: 8,314,819

(b)	Percent of Class: 30.1%

(c)	Number of shares as to which such person has:

(i)  sole power to vote or to direct the vote:  0

(ii)  shared power to vote or to direct the vote:  Not applicable.

(iii)  sole power to dispose or to direct the disposition of:  Not applicable.

(iv)  shared power to dispose or to direct the disposition of:  8,314,819

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2007

Intervac, L.L.C.*
By:	/s/ Carl A. Valenstein
Name: Carl A. Valenstein Title: Attorney-in-fact

*  Duly authorized under Power of Attorney appointing Carl A. Valenstein attorney-in-fact, dated November 8, 2006, by Fuad El-Hibri, General Manager of Intervac, L.L.C., filed as Exhibit 24 to Intervac, L.L.C.’s Form 3 filed with the SEC on November 14, 2006, and incorporated by reference herein.